(AFP Imaging Corporation Letterhead)







March 31, 2009

Mr. Brian R. Cascio
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                           Re:     AFP Imaging Corporation
                                   Form 10-K for Fiscal Year Ended June 30, 2009
                                   ---------------------------------------------

Dear Mr. Cascio:

This communication is in response to your comment letter dated March 10, 2009, regarding the AFP Imaging Corporation ("we," "our," "us," "AFP" or the "Company") Form 10-K for the fiscal year ended June 30, 2008 (the "Form 10-K"). In connection with the undersigned's discussions with Jeanne Bennett from the Commission on March 12, 2009, we obtained an extension to reply to your letter by April 17, 2009.

Set forth below are our responses to your comment letter. For your convenience, the number and comment (in italics) before each response correspond to the item numbers and related comments from your comment letter. With respect to your comments requesting future compliance, we confirm that we will comply with these comments in all future filings.

Form 10-K for the fiscal year ended June 30, 2008
-------------------------------------------------

Management Discussion and Analysis
----------------------------------

Results of Operations, page 16
------------------------------

1. Please tell us and disclose in future filings the significant cost cutting measures instituted in fiscal 2009, including the specific activities that you will undertake, additional charges or asset impairments that you expect to record as a result of these activities, and the impact that this is expected to have on future operations.

Response:
---------

During the first quarter of Fiscal Year 2009, the Company began to institute the following significant cost cutting measures:

     o Approximately 10% of the U.S. employees were terminated or took early retirement.

     o All employees except for executive management began to work a four-day work week, with a 20% reduction in pay.

     o    The two senior owners of the Company took a 50% pay cut.

     o Vice-presidents took a 10% pay cut but continued to work a five-day week.

     o Paid sick time was reduced from 10 days per year to five days per year.

     o    Several positions in sales and marketing were eliminated.

     o Sales compensation to in-house sales personnel were restructured so that the base pay was reduced and the commission percentage earned on delivered sales was increased.

     o    There is currently a wage and hiring freeze in place.

     o The Company reduced by approximately 40% the number of trade shows and exhibitions it attended, thereby significantly reducing associated travel and entertainment costs.

     o The Company eliminated several outside consultants which had been used in marketing, as well as decreasing the amount of advertisements placed in various publications.

     o All Company travel was significantly reduced and the Company shifted more emphasis toward telemarketing.

     o The Company renewed its employee benefit plans with minimal cost increases, by increasing the deductibles and/or co-pay amounts to its employees.

     o The Company chose not to renew its office lease in Georgia, which expires April 30, 2009, thereby eliminating the related office expenses.

     o The Company changed two executive officers in Italy in November, reducing contractual payments. These amounts have been properly accrued as a contingent liability in the Company's Form 10-Q for the quarter ended December 31, 2008. All payments have been deferred until the Company has stabilized its financial operations.

     o The Company eliminated its 3% Safe Harbor Match for its 401K Plan, effective as of July 1, 2008.

     o No product lines were discontinued or eliminated which would impair the value of on-hand inventory, or impair the value of associated capitalized tooling costs.

As noted above, the Company has significantly scaled down its operating costs and expenses to better match the current reduced sales levels which have been adversely affected by the present worldwide economic recession. Currently, management does not believe that these cost reductions have had or will have a materially adverse impact on operations or future cash flows. Therefore, the Company does not expect there to be any further asset impairments as a result of the above activities. However, in accordance with FASB Statement no. 144, Accounting for the Impairment or Disposal of Long Lived Assets, the Company will test for recoverability its long-lived assets should events or changes in circumstances indicate that the current carrying amount may not be recoverable including projections or forecasts of continuing losses associated with the long-lived assets. Based on recent stock price decreases, the Company has begun a quarterly comparison of its market capitalization to its book value in consideration of potential goodwill impairment. See the response to question #4 for further goodwill discussions.

We will summarize the above information and include it in all future filings, as applicable.


Note 1. Nature of Business and Significant Accounting Policies
--------------------------------------------------------------

Inventory, page F-8
-------------------

2. Please tell us and disclose in future filings the amount of demonstration equipment included in inventory. In addition, clarify why this equipment is included in inventory and whether it is held for sale.

Response:
---------

The Company maintains demonstration equipment which is on consignment with its customers and/or its sales personnel. As of June 30, 2008, this amount was approximately $606,700, or 8.7% of inventory. This consignment inventory is clearly segregated in the accounting records. This equipment is held for sale. The value of this equipment is reviewed periodically and reduced for reductions in value due to technical obsolescence and/or wear and tear on the equipment. We will disclose the amount of demonstration equipment included in our inventory in our future filings.


Note 11.  Goodwill and Other Intangible Assets, page F-19
---------------------------------------------------------

3. Please tell us, and revise future filings to disclose, the specific circumstances leading to the $5.6 million impairment of developed technologies and customer relationships as of June 30, 2008. In addition, disclose significant estimates and assumptions used to determine estimated fair value. Refer to the requirements of paragraph 26 of SFAS 144.

Response:
---------

The Company performed the required annual impairment tests as of June 30, 2008, in accordance with FASB Statement No. 144 Accounting for the Impairment or Disposal of Long Lived Assets and determined that there had been impairment to developed technologies and customer relationships of approximately $5.6 million. There were considerable changes in the marketplace for the Company's three-dimensional Cone Beam dental equipment between April 2007 (when the Company acquired the Italian subsidiary and recorded these long-lived assets) and June 2008. These factors affected the fair values related to the developed technologies and customer relationships initially recorded by the Company. These circumstances included:

     o A minimum of ten new competitor companies in June 2008 compared to two competitors in April 2007.

     o The "developed technologies" applied to the "horizontal patient positioning unit" (patient lies flat, similar to a CT scan or MRI) originally produced and manufactured by the Italian subsidiary; in September 2007, (to remain competitive) the Company introduced a "vertical patient positioning unit" (patient stands, similar to a dental panoramic x-ray unit). The marketplace showed a marked preference for the vertical unit due to lower cost and much reduced floor space. The Company continues to sell both types of units, but there appears to be much more demand for the vertical units, at its lower sales price. As dentistry continues to become more specialized, clinicians prefer the smaller field of view.

     o    Significant price competition.

     o The total dealer base acquired with the acquisition in April 2007 represented the basis for the original valuation of the customer relationships. Due to increased market competition, price competition, and the beginnings of the credit crunch in the United States, the Company was not able to depend upon these dealers for the repeat sales that the original forecasts assumed. Therefore, there was impairment noted in the value ascribed to the customer relationships.

Paragraph 26 of SFAS 144 indicates specific information that shall be disclosed in the notes to the financial statements in the period in which an impairment loss is recognized; specifically "the method or methods for determining fair value (whether based on a quoted market price, price for similar assets, or another valuation technique)". The Company, with the assistance of an outside consulting firm, first determined that the carrying amount of the intangible assets were not recoverable using discounted cash flows. The Company then calculated the fair value of the intangible assets using discounted cash flows. For Customer Relationships, a three-year forecast, under a lost income method to estimate the lost profit upon attrition of the customers was used. For developed technologies, a forecast based on nine years of cash flows (plus terminal value) was used. This forecast estimated the remaining cash flows attributable to the developed technologies after deducting capital charges for returns on other identified assets of the Company. These cash flows were then discounted by a present value factor of 16% for developed technologies and 17% for customer relationships (amounting to 1% and 2% respectively, over the Company's weighted average cost of capital based upon the inherent risk associated with the nature of the intangible assets).

We will summarize the circumstances described above that led to the $5.6 million impairment charge and include the method of determining fair value in our future filings.


4. We note your disclosure on page 12 that you tested goodwill for impairment and determined that there was no impairment to the carrying value at June 30, 2008. We also note your disclosure on page 12 of your Form 10-Q for the quarterly period ended December 31, 2008 that "you do not believe that there is any impairment in goodwill or other intangible assets at December 31, 2008, however you inability to obtain additional financing alternatives, operating or cash flow losses, .... may result in future impairment." Please tell us and disclose in future filings how you determined that there was no impairment in goodwill at June 30, 2008 or December 31, 2008, considering your recurring losses, decreasing stock price, cash flow deficits, the economic downturn, and the impairment to developed technologies and customer relationships. Please tell us and in future filings describe your methods, models and significant assumptions and how you determined the fair value of your reporting units for goodwill impairment testing purposes.

Response:
---------

As of June 30, 2008 and December 31, 2008, the Company considered goodwill impairment and determined that there was no impairment in the carrying value. The Company only has one Reporting Unit. Therefore, the quoted market price of the Company's stock was used in its determination of the fair value of the Reporting Unit, to be compared to the carrying amount. As of June 30, 2008 and December 31, 2008, the market capitalization of the Company (without taking a control premium, estimated at June 30, 2008 to be 15%, into account to determine fair value) was greater than its carrying value. Therefore, we determined that there was no impairment in the carrying value of goodwill as of June 30, 2008 and December 31, 2008. At June 30, 2008, the Company reviewed various models to test the possible impairment of goodwill including: Discounted Cash Flows, (Income Approach), Guideline Companies Method, Market Transactions Method and Public Market Price Method (all being Market Approach). All models indicated that the fair value of the goodwill of the Reporting Unit (the Company) exceeded the carrying value of the Reporting Unit (the Company). The Discounted Cash Flow Method and Public Market Price Method were deemed to be the most indicative of the fair value of the Company (the Reporting Unit).

The Company will summarize the information and include the significant assumptions used to determine that there was no impairment to goodwill in all future filings.


Item 9A Controls and Procedures, page 23
----------------------------------------

5. We note disclosures on page 23 that internal controls over financial reporting were not operating effectively. In future filings please revise to clearly state that internal controls over financial reporting "were effective" or "were not effective".

Response:
---------

We have noted your comments, and our future filings will clearly state in Item 9A Controls and Procedures that internal controls over financial reporting "were effective" or "were not effective".


6. We note your disclosures on pages 23 and 24 that "it was determined that there were control deficiencies that when aggregated, may possibly be viewed as a material weakness in our internal control over financial reporting as of June 30, 2008." Please revise in future filings to clearly state whether each of these deficiencies are a material weakness or are not a material weakness and remove the language "may possibly be viewed as".

Response:

We have noted your comments, and our future filings will clearly state whether each of the deficiencies noted are a material weakness or are not a material weakness, and we will remove the language "may possibly be viewed as".


7. In future filings under Remediation of Material Weaknesses, please revise the first paragraph to remove the reference to management's conclusion about audit adjustments. You could clarify that these weaknesses did not result in any errors to the financial statements.

Response:
---------

We have noted your comments, and our future filings will revise the first paragraph under Remediation of Material Weaknesses to clearly state the material weaknesses noted did not result in any errors to the financial statements.


Exhibits 31.1, 31,2. & 31.3 -
---------------------------

8. We note that you omitted a portion of the introductory language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K and that you omitted paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K, both of which refer to internal control over financial reporting. Please file amendments to the Form 10-K for fiscal 2008 to include certifications that include the required paragraphs. You may file abbreviated amendments to these documents that include a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

Response:
---------

The Company has revised the certifications to include the paragraphs required under Item 601(b)(31) of Regulation S-K and will file an amendment to the Form 10-K for Fiscal Year 2008 to include such revised certifications.


9. In addition, in future filings, including any amendments, please ensure that the wording of the certification is exactly the same as that provided at Item 601(b)(31)(i) of Regulation S-K. For example, in the Forms 10-K and 10-Q, we note that you replaced the word "report" with the words "Annual Report" and "Quarterly Report", respectively. In future filings please revise to ensure that the certifications are consistent with the required wording.

Response:
---------

We have noted your comments, and our future filings will ensure that the wording of the certification is exactly the same as that provided at Item 601(b)(31)(i) of Regulation S-K.


10. We also note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual's title.

Response:
---------

We have noted your comments, and our future filings will not include the title of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a).

We are responsible for the adequacy and accuracy of the disclosure in the filing. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification or have any additional questions or comments concerning this letter regarding the Form 10-K, including the financial statements and related matters, please contact the undersigned at (914) 592-6100.


Very truly yours,

AFP Imaging Corporation



_/s/_Elise Nissen_______
Elise Nissen
Chief Financial Officer

cc:  McGladrey & Pullen LLP

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-K/A
(Mark One)

(X) Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended June 30, 2008
                                       or
( ) Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
     For the transition period from ________ to ________

                         Commission file number: 0-10832

                             AFP Imaging Corporation
                             -----------------------
             (Exact Name of Registrant as Specified in Its Charter)

               New York                              13-2956272
               --------                              ----------
   (State or Other Jurisdiction of      (I.R.S. Employer Identification No.)
    Incorporation or Organization)


                     250 Clearbrook Road, Elmsford, NY      10523
                     ---------------------------------      -----
               (Address of Principal Executive Offices)   (Zip Code)

Registrant's Telephone Number, Including Area Code:  (914) 592-6100

Securities registered pursuant Section 12 (b) of the Act:  None

Securities registered pursuant to Section 12 (g) of the Act:

                     Common Stock, par value $.01 per share
                     --------------------------------------
                                (Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ( ) NO (X).

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ( ) NO (X).

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES (X) NO ( ).

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (ss. 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. (X)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer (  )    Accelerated Filer (  )    Non-Accelerated Filer (  )    Smaller reporting company (X)

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ( ) NO (X).

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of December 31, 2007 was approximately $9,397,316. On such date, the average closing bid and asked price of the Registrant's Common Stock, as reported by the OTC Bulletin Board, was $.65

The registrant had 17,928,800 shares of Common Stock outstanding as of October 10, 2008.

The information required by Part III of Form 10-K is incorporated by reference to the registrant's Proxy Statement for the 2008 Annual Meeting of Shareholders.

                                Explanatory Note
                                ----------------

This Amendment No.1 to the Annual Report on Form 10-K/A ("Amendment No. 1") is being filed to amend the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2008, previously filed on October 14, 2008 (the "Original Filing") in order to revise the certifications contained in Exhibits 31.1, 31.2 and 31.3 as they relate to the Company's internal control over financial reporting. Except for the foregoing amended information, this Amendment No. 1 continues to describe conditions as of the date of the Original Filing, and should be read in conjunction with the Company's SEC Filings made subsequent to the Original Filing.

                                   SIGNATURES
                                   ----------


         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFP IMAGING CORPORATION


By:    /s/ Elise Nissen
       ------------------------------------
       Elise Nissen, Chief Financial Officer
       and Executive Vice-President of Finance
Date:  March 31, 2009

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


By:  /s/ Donald Rabinovitch
     ------------------------------------
     Donald Rabinovitch, President
        and Director
     (Co-Principal Executive Officer)
Date:  March 31, 2009


By:  /s/ David Vozick
     ------------------------------------
     David Vozick, Chairman of the Board,
        Secretary and Treasurer
     (Co-Principal Executive Officer)
Date:  March 31, 2009


By:  /s/ Robert Blatt
     -----------------------------------
     Robert Blatt, Director
Date:  March 31, 2009


By:   /s/ Jack Becker
     ------------------------------------
     Jack Becker, Director
Date:  March 31, 2009


By:  /s/ Elise Nissen
     ------------------------------------
     Elise Nissen, Chief Financial Officer
     (Principal Financial and Accounting Officer)
Date:  March 31, 2009

Exhibit 31.1

       CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE EXCHANGE ACT
       -------------------------------------------------------------------


I, David Vozick, certify that:

1. I have reviewed this Annual Report on Form 10-K of AFP Imaging Corporation (the "Report");

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

         (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

         (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

         (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

         (d) Disclosed in this Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

         (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information: and

         (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.









Date: March 31, 2009                           /s/ David Vozick
                                       ---------------------------------------
                                                  David Vozick
                                             Chairman of the Board
                                         Co-Principal Executive Officer

Exhibit 31.2

       CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE EXCHANGE ACT
       -------------------------------------------------------------------


I, Donald Rabinovitch, certify that:

1. I have reviewed this Annual Report on Form 10-K of AFP Imaging Corporation (the "Report");

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

         (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

         (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

         (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

         (d) Disclosed in this Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

         (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information: and

         (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.





Date: March 31, 2009                         /s/ Donald Rabinovitch
                                        ------------------------------------
                                               Donald Rabinovitch
                                                   President
                                         Co-Principal Executive Officer

Exhibit 31.3

       CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE EXCHANGE ACT
       -------------------------------------------------------------------


I, Elise Nissen, certify that:

1. I have reviewed this Annual Report on Form 10-K of AFP Imaging Corporation (the "Report");

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

         (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

         (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

         (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

         (d) Disclosed in this Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

         (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information: and

         (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.





Date: March 31, 2009                             /s/ Elise Nissen
                                              ---------------------------
                                                     Elise Nissen
                                               Chief Financial Officer